September 19, 2025

Carl Spana
President and Chief Executive Officer
Palatin Technologies Inc.
11 Deer Park Drive, Suite 204
Monmouth Junction, NJ 08512

       Re: Palatin Technologies Inc.
           Draft Registration Statement on Form S-1
           Submitted September 11, 2025
           CIK No. 0000911216
Dear Carl Spana:

       We have conducted a limited review of your draft registration statement and have the following comments.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
General

1. We note that you submitted this draft registration statement more than 45 days after the end of your fiscal year. As such, you do not appear to meet the age of financial statement requirements of Rule 8-08(b) of Regulation S-X. Please revise to include audited financial statements for the fiscal year ended June 30, 2025. For guidance, please refer to Section 1220.3 of the Division of Corporation Finance's Financial
       Reporting Manual.
2. Please revise to include executive compensation disclosure for the fiscal year ended
       June 30, 2025. Refer to Item 402 of Regulation S-K and Question 117.05 of the
       Regulation S-K Compliance and Disclosure Interpretations.
 September 19, 2025
Page 2
Information We Incorporate By Reference, page 28

3. We note that you are incorporating by reference various reports and registration statements previously filed with the Commission. We also note that you have not filed an annual report on Form 10-K for your most recently completed fiscal year. Please advise on your eligibility to incorporate by reference on Form S-1 given General
       Instruction VII(C) to Form S-1, which states that a registrant must have filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year in order to use incorporation by reference on
       Form S-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement and non-public draft submission must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Faith Charles, Esq.